

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2016

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235

> **Re: Southwest Airline Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed on February 3, 2016**
> **File No. 001-07259**

Dear Ms. Romo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure